SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                        October 3, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                       FOR IMMEDIATE RELEASE

            CreoScitex Wins Gold at Sydney 2000 Olympic Games

Vancouver, BC CANADA (October 3, 2000)   Systems produced by CreoScitex, a
division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), performed flawlessly in Sydney, NSW, Australia to produce the majority of printed material about the Sydney 2000 Olympics. Most of the publications - brochures, booklets, inserts and daily newspapers - used CreoScitex prepress equipment in the production cycle to achieve superior levels of quality, turnaround time and reliability that has never been seen before.

Every morning during the games, an eight-page tabloid newspaper was delivered to every resident of the Olympic athletes' village. A 32-page book containing the daily program was also produced each night. CreoScitex systems were part of the production that began the night before. After judo finished at 10:30 pm, the daily Olympic results and upcoming events information were delivered to Offset Alpine Printing of Sydney. At 11:00 pm, all the data was sent to CreoScitex Prinergy(tm) workflow management. Within the hour, two CreoScitex Platesetter(tm) 3244s and a CreoScitex Trendsetter(tm) 5067V were making plates. The job was printed and delivered to the Olympic Village by 3:30 am. This quick turnaround was not possible in the 1996 Atlanta games.

"We would not have taken this contract unless we were certain that the CreoScitex equipment would deliver the quality and reliability to produce this job from start to finish in four hours," says Michael Kinninmont, General Manager of Offset Alpine Printing. "The system performed without a single glitch and the customer (the Sydney Organizing Committee of Olympic Games) is ecstatic."

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CreoScitex systems were also at work in other Sydney printing and prepress companies. Hannanprint Pty. Ltd. produced a high quality commemorative booklet of the Sydney Olympics with a distribution of 500,000 copies throughout Australia using another CreoScitex workflow product, PlateMaster(tm), driving two CreoScitex VLF Trendsetter thermal platesetters. Sinnott Bros. generated over 3,000 proofs on two CreoScitex Iris4PRINTs for the production of individual sports programs. Once approved, the files were sent over a wireless connection to the printer for output on CreoScitex platesetters. Purescript, the exclusive prepress supplier to Diamond Press, the official printer for the Sydney Games, used CreoScitex PlateMaster workflow and a CreoScitex Renaissance(tm) copy dot scanner to produce the commemorative perfect bound opening and closing books. With art directed by renowned Australian artist Ken Done, these demanding books were just two of the many jobs that were successfully managed under a huge workload.

One of the major trade shops, Seven Sydney Pty. Ltd., used an EverSmart(tm) Pro scanner and output film on a Dolev(tm) 800 driven by Brisque(4) Extreme(tm) digital front end - all CreoScitex products. The film is used for local output while the images are transferred to major international publishers and multinational corporate clients.

CreoScitex EverSmart Supreme and EverSmart Pro II scanners were also hard at work in the Media Centre on the Olympic site, scanning images of athletic achievement. The digital data was uploaded to North America and held in a digital archive asset management system accessed by major sports and news magazines and newspapers around the world.

"CreoScitex has been part of the games - providing images and memories for people around the world," explains Garron Helman, Managing Director CreoScitex (Australia). "Our customers have used our equipment when it counts the most - when everyone is looking. Our equipment was used to produce an estimated 90% of all printed material emanating from the Olympics - from image capture and scanning to workflow management and output."

As the 2000 Olympic Games closed, CreoScitex systems played a valuable role in distributing text and images around the world, breaking records and creating new standards of reliability.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

                                 ##

(c)2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel.  +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel: +1-604-451-2700
Fax: +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com